                                 D. SCHEDULE 13G

           ACQUISITION STATEMENT FOR SECURITIES PURCHASED PURSUANT TO
                           SECTION 13 OF THE 1934 ACT

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*



                       Boston Restaurant Associates, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    101122109
-------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

------ ------------------------------------------------------------------------
  1    Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

               Lucille Salhany

------ ------------------------------------------------------------------------
  2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                             (a)  [ ]
               N/A                                           (b)  [_]
------ ------------------------------------------------------------------------
  3    SEC Use Only


------ ------------------------------------------------------------------------
  4    Citizenship or Place of Organization         U.S.A.


------ ------------------------------------------------------------------------
-------------------------- ------ ---------------------------------------------
    Number of Shares         5    Sole Voting Power:            COMMON STOCK
  Beneficially Owned by
  Each Reporting Person           Lucille Salhany Trustee
          Wtih                    for Hal & Jake                    12,741
                                  Polcari (minors)

                                  Lucille Salhany                   54,988
                           ------ ---------------------------------------------
                             6    Shared Voting Power:          COMMON STOCK
                                  John P. Polcari, Jr. and
                                  Lucille Salhany Polcari           68,670

                                  Held by Spouse
                                  John P. Polcari, Jr.             731,346

                                                          COMMON STOCK OPTIONS
                                  Held by Spouse
                                  John P. Polcari, Jr.             159,173
                           ------ ---------------------------------------------
                             7    Sole Dispositive Power:    Same as 5
                           ------ ---------------------------------------------
                             8    Shared Dispositive Power:  Same as 6
-------------------------- ------ ---------------------------------------------
   9     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  COMMON STOCK
          Lucille Salhany Trustee     12,741    Lucille Salhany Polcari &
          for Hal and Jake                      John P. Polcari, Jr.    68,670
          Polcari (minors)

          Lucille Salhany             54,988    Held by spouse John P.
                                                Polcari, Jr.           731,346


                                             COMMON STOCK OPTIONS
         Held by Spouse John P. Polcari, Jr.          159,173

------ ------------------------------------------------------------------------
  10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                                                                  [  ]
------ ------------------------------------------------------------------------
  11     Percent of Class Represented by Amount in Row (9):
                                        867,745/7,033,696 Common Stock
                                                   12.34% Common Stock

                                        159,173/1,089,300 Common Stock Options
                                                   14.61% Common Stock Options

------ ------------------------------------------------------------------------
  12     Type of Reporting Person (See Instructions)

         Lucille Salhany       IN
         John P. Polcari, Jr.  IN
         Minor Chidlren        IN
------ ------------------------------------------------------------------------



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                     Date:  February 5, 2001


                                                     By: /s/ Lucille Salhany
                                                         -------------------
                                                     Name:  Lucille Salhany